MDS Inc. Announces Private Debt Placement

Toronto, Canada, December 10, 2002: MDS Inc. (NYSE:MDZ; TSE:MDS) announced today that it is in the process of finalizing a private debt placement. The debt placement totals approximately US$311 million and has terms ranging from 5 to 12 years, in five different series. The placement, which is expected to close next week, will be used to repay existing bank debt.

MDS Inc. (TSX: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and U.S. securities regulatory authorities from time to time.

For Further Information Contact:
Sharon Mathers Vice President, Investor Relations 416-213-4721 smathers@mdsintl.com	Gary Goertz Executive Vice-President, Finance & CFO 416-213-4177 ggoertz@mdsintl.com